As filed with the Securities and Exchange Commission on March 23, 2001
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                         THE ESTEE LAUDER COMPANIES INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                 2844                              11-2408943
 (State or other jurisdiction of         (Primary Standard Industrial               (I.R.S. Employer
 incorporation or organization)             Classification Number)                 Identification No.)

                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 572-4200
       (Address, including zip code, and telephone number, including area code, of registrants' principal executive office)

                              Paul E. Konney, Esq.
                             Senior Vice President,
                          General Counsel and Secretary
                         The Estee Lauder Companies Inc.
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 572-4200
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)



                    Please send copies of communications to:

 Jeffrey J. Weinberg, Esq.                     Jean E. Hanson, Esq.
    Matthew Bloch, Esq.              Fried, Frank, Harris, Shriver & Jacobson
Weil, Gotshal & Manges LLP                      One New York Plaza
     767 Fifth Avenue                        New York, New York 10004
 New York, New York 10153                         (212) 859-8000
      (212) 310-8000


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


NY2:\1010794\07\LNXM07!.DOC\44090.0045

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ] _______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================== ====================== ======================
                                                                               PROPOSED
                          TITLE OF EACH CLASS                              MAXIMUM AGGREGATE          AMOUNT OF
                    OF SECURITIES TO BE REGISTERED                        OFFERING PRICE (1)      REGISTRATION FEE
------------------------------------------------------------------------ ---------------------- ----------------------
Class A Common Stock, par value $.01 per share......................         $341,150,000              $85,288
======================================================================== ====================== ======================

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION. DATED MARCH 23, 2001.

PRELIMINARY PROSPECTUS

[Logo]

                                10,000,000 Shares

                         THE ESTEE LAUDER COMPANIES INC.

                              Class A Common Stock
                               -------------------
         This is an offering of shares of Class A common stock of The Estee Lauder Companies Inc. This prospectus relates to 10,000,000 outstanding shares of Class A common stock of The Estee Lauder Companies Inc. owned by the persons named in this prospectus under the caption "Selling Stockholders." Each selling stockholder may from time to time sell shares in negotiated transactions directly with purchasers, block or other institutional trades, or one or more underwritten public offerings.

         The Class A common stock and Class B common stock vote as a single class on all matters, except as otherwise required by law, with each share of Class A common stock entitling its holder to one vote and each share of Class B common stock entitling its holder to ten votes. As of the date of this prospectus, members of the Lauder family own shares of Class A common stock and Class B common stock having 91.9% of the outstanding voting power of our common stock.

         The Class A common stock is listed on the New York Stock Exchange under the symbol "EL". The last reported sale price of the Class A common stock on March 22, 2001 was $34.43 per share.

                               ------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------


                                    JPMORGAN


                               -------------------

                        Prospectus dated March __, 2001.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement on Form S-3 that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, the selling stockholders may offer from time to time up to 10,000,000 shares of our Class A common stock. Each time shares of Class A common stock are offered, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and price of the shares of Class A common stock being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made in a prospectus supplement. You should read this prospectus together with additional information described below under the headings "Where You Can Find More Information" and "Incorporation of Documents by Reference."

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934. As a result, we file reports and other information with the SEC. You may read and copy the reports, proxy statements and other information we file with the SEC at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. You may also obtain information about us from the following regional offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials can be obtained at prescribed rates. Our filings with the SEC are also available on the SEC's home page on the Internet at http://www.sec.gov. Our Class A common stock is listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

         As noted above, we have filed with the SEC a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits selected information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by reference to that exhibit.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing those filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the SEC:

         o        our Annual Report on Form 10-K for the fiscal year ended June
                  30, 2000;

         o our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2000 and December 31, 2000; and

         o the description of the Class A common stock contained in our registration statement on Form 8-A, dated November 8, 1995.

         We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act until the selling stockholders sell all of the shares of Class A common stock to be offered hereby or terminate this offering.

         We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to the Investor Relations Department, The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153, telephone number (212) 572-4184.

                                   ----------
        Unless we otherwise indicate, (1) references to "we," "us" and "our" are to The Estee Lauder Companies Inc., a Delaware corporation, and its subsidiaries and (2) references to a fiscal year refer to our fiscal year which ends on June 30 of each year (and so, for example, "fiscal 2000" refers to our fiscal year ended June 30, 2000). We sometimes refer in this prospectus to our Class A common stock, par value $.01 per share, and Class B common stock, par value $.01 per share, collectively as our "common stock."

                         THE ESTEE LAUDER COMPANIES INC.

         The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 120 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, MoAoC, Bobbi Brown essentials, La Mer, jane, Aveda, Stila, Jo Malone and Bumble and bumble. We are also the global licensee for fragrances and cosmetics sold under the Tommy Hilfiger, Donna Karan and Kate Spade brands. Each brand is distinctly positioned within the cosmetics market.

         We are a pioneer in the cosmetics industry and believe we are a leader in the industry due to the global recognition of our brand names, our leadership in product innovation, our strong market position in key geographic markets and the consistently high quality of our products. We sell our products principally through limited distribution channels to complement the images associated with our brands. These channels, encompassing over 10,000 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, free-standing company stores, stores on cruise ships, in-flight and duty free shops. We believe that our strategy of pursuing limited distribution strengthens our relationships with retailers, enables our brands to be among the best selling product lines at the stores and heightens the aspirational quality of our brands. With the acquisitions of jane and Aveda in fiscal 1998, we broadened our distribution to include new channels, namely self-select outlets and salons. In November 1998, we began selling products directly to consumers over the Internet. We now offer Estee Lauder, Clinique, Origins, Bobbi Brown essentials and MoAoC products on-line, and we are developing e-commerce capabilities for several of our other brands.

         In fiscal 2000, we acquired Stila, principally a line of prestige makeup products, Jo Malone Ltd., a London-based skin care and fragrance company, and a controlling majority equity interest in Bumble and bumble, a salon and hair care products business. In addition, we obtained an exclusive worldwide license to manufacture, market and sell Kate Spade beauty products. We also acquired gloss.com, an Internet beauty site, as part of our strategy to use the Internet to benefit our overall business. In August 2000, we formed a joint venture with Chanel, Inc. and Clarins (U.S.A.) Inc. to re-launch the gloss.com website as a multi-brand site. Upon re-launch, gloss.com is expected to feature select brands from each of the participating companies.

         We have been controlled by the Lauder family since the founding of our company. Members of the Lauder family, some of whom are directors, executive officers, and/or employees, beneficially own, directly or indirectly, as of March 14, 2001, shares of Class A common stock and Class B common stock having approximately 91.9% of the outstanding voting power of our common stock.

PRODUCTS

         SKIN CARE - Our broad range of skin care products addresses various skin care needs for women and men. These products include moisturizers, creams, lotions, cleansers, sun screens and self tanning products, a number of which are developed for use on particular areas of the body, such as the face, the hands or the eyes. Skin care products accounted for approximately 33% and 36% of our net sales in the six months ended December 31, 2000 and fiscal 2000, respectively.

         MAKEUP - We manufacture, market and sell a full array of makeup products, including lipsticks, mascaras, foundations, eyeshadows, nail polishes and powders. Many of the products are offered in an extensive array of shades and colors. We also sell related items such as compacts, brushes and other makeup tools. Makeup products accounted for approximately 34% and 36% of our net sales in the six months ended December 31, 2000 and fiscal 2000, respectively.

         FRAGRANCE - We offer a variety of fragrance products for women and men. The fragrances are sold in various forms, including eau de parfum sprays and colognes, as well as lotions, powders, creams and soaps that are based on a particular fragrance. Fragrance products accounted for approximately 28% and 25% of our net sales in the six months ended December 31, 2000 and fiscal 2000, respectively.

         HAIR CARE - We increased the range and depth of our hair care product offerings with the acquisitions of the Aveda business in December 1997 and a controlling majority equity interest in Bumble and bumble in June 2000. Hair care products are offered mainly in salons and in free-standing retail stores and include styling products, shampoos, conditioners and finishing sprays. Hair care products accounted for approximately 4% and 3% of our net sales in the six months ended December 31, 2000 and fiscal 2000, respectively.

         Given the personal nature of our products and the wide array of consumer preferences and tastes, as well as competition for the attention of consumers, our strategy has been to market and promote our products through distinctive brands seeking to address broad preferences and tastes. Each brand has a single global image that is promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands.

         ESTEE LAUDER - Estee Lauder brand products, which we have sold since 1946, are positioned as luxurious, classic and aspirational. We believe that Estee Lauder brand products are technologically advanced and innovative and have a worldwide reputation for excellence. The broad product line principally consists of skin care, makeup and fragrance products that are presented in high quality packaging.

         CLINIQUE - First introduced in 1968, Clinique skin care and makeup products are all allergy tested and 100% fragrance free and have been designed to address individual skin types and needs. The products are based on the research and related expertise of leading dermatologists. Clinique skin care products are generally marketed as part of the 3-Step System: Cleanse, Exfoliate, Moisturize. Since autumn 1997, we have been broadening Clinique's product offerings by adding new fragrances and hair care products.

         ARAMIS - We pioneered the marketing of prestige men's grooming and skin care products and fragrances with the introduction of Aramis products in 1964. Aramis continues to offer one of the broadest lines of prestige men's products and has extended the line to include fragrances for women.

         PRESCRIPTIVES - We developed and introduced Prescriptives in 1979. Prescriptives is positioned as a color authority with an advanced collection of highly individualized products primarily addressing the makeup and skin care needs of contemporary women with active lifestyles. The products are characterized by simple concepts, minimalist design and an innovative image and, through a system of color application and an extensive range of makeup shades, accommodate a diverse group of consumers.

         ORIGINS - Origins, our most recent internally-developed brand, was introduced in 1990. It is positioned as a plant-based line of skin care, makeup and aromatherapy products that combine time-tested botanical ingredients with modern science to promote total well-being. Origins sells its products through stand-alone Origins stores, stores-within-stores (which are designed to replicate the Origins store environment within a department store), at traditional retail counters and directly to consumers over the Internet.

         TOMMY HILFIGER - We have an exclusive global license arrangement to develop and market men's and women's fragrances and cosmetics under the Tommy Hilfiger brand. We launched the line in 1995 with a men's fragrance, "tommy". Today, we manufacture and sell a variety of fragrances for men and women, as well as skin care, makeup and hair care products under the license. These fragrances, together with our complementary line of face, body and hair products, are available at traditional department store counters as well as "tommy's shops", separate areas within department stores dedicated to promoting all of our Tommy Hilfiger licensed products.

         M*A*C - MoAoC products comprise a broad line of color-oriented, professional cosmetics and professional makeup tools targeting makeup artists and fashion-conscious consumers. The products are sold through a limited number of department and specialty stores, at stand-alone MoAoC stores and, beginning in July 2000, directly to consumers over the Internet. We acquired Make-Up Art Cosmetics Limited, the manufacturer of MoAoC products, in three stages; in December 1994, March 1997 and February 1998.

         BOBBI BROWN ESSENTIALS - In October 1995, we acquired the Bobbi Brown essentials line of color cosmetics, professional makeup brushes and skin care products. Bobbi Brown products are manufactured to our specifications, primarily by third parties, and sold through a limited number of department and specialty stores and directly to consumers over the Internet.

         LA MER - La Mer products consist of moisturizing creams, lotions, cleansers, toners and other skin care products. The line, which is available in very limited distribution in the United States and certain other countries, is an extension of the initial Creme De La Mer product that we acquired in 1995.

         JANE - In October 1997, we acquired Sassaby, Inc., the owner of the jane brand of color cosmetics targeted to young consumers. We added jane goodskin, a line of youth oriented skin care products, in fiscal 2000. jane products are currently distributed only in the United States through the self-select distribution channel.

         DONNA KARAN COSMETICS - In November 1997, we obtained the exclusive global license to develop and market a line of fragrances and other cosmetics under the Donna Karan New York and DKNY trademarks. We are continuing to market and sell certain products that were originally sold by The Donna Karan Company. We launched the first DKNY women's fragrance under the license in fiscal 2000 and a DKNY men's fragrance in fiscal 2001.

         AVEDA - We acquired the Aveda business in December 1997 and have since acquired select distributors and retail stores. Aveda, a prestige hair care leader, is a manufacturer and marketer of plant-based hair care, skin care, makeup and body care products. We sell Aveda products to third-party distributors and prestige salons and spas, and directly to consumers at our own stand-alone Aveda Environmental Lifestyle stores and Aveda Institutes.

         STILA - In August 1999, we acquired the business of Los Angeles-based Stila Cosmetics, Inc. Stila is known for its stylish, wearable makeup products and eco-friendly packaging and has developed a following among young, fashion-forward consumers. Stila products are currently available in limited distribution in the United States and certain other countries.

         JO MALONE - We acquired London-based Jo Malone Limited in October 1999. Jo Malone is known for its prestige skin care, fragrance and hair care products showcased at its flagship store in London. Products are also available through a company catalogue and at a very limited group of specialty stores in the United States and Canada.

         BUMBLE AND BUMBLE - In June 2000, we acquired a controlling majority equity interest in Bumble and Bumble Products, LLC, a marketer and distributor of quality hair care products, and Bumble and Bumble, LLC, operator of a premier hair salon in New York City. Bumble and bumble styling and other hair care products are distributed to top-tier salons and select specialty stores. The founder and two of his partners own the remaining equity interests and will continue to manage the domestic operations.

         In addition to the foregoing brands, we manufacture and sell Kiton fragrances as a licensee. We recently became the global licensee for Kate Spade beauty products, and we expect the first products in the Kate Spade line to be launched in fiscal 2002. These products are marketed separately from our other brands.

         Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. The telephone number at that location is (212) 572-4200.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sales of the shares of Class A common stock. All of the shares of Class A common stock being offered are beneficially owned by the selling stockholders named in this prospectus.

                PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

         Our Class A common stock is publicly traded on the NYSE under the symbol "EL". The following table sets forth for the fiscal quarters indicated the high and low sales prices for the Class A common stock, as reported on the NYSE Composite Tape, and the dividends per share declared in respect of those quarters. The last reported sale price of the Class A common stock on March 22, 2001 was $34.43 per share.

                                                                           MARKET PRICE OF
                                                                               CLASS A
                                                                            COMMON STOCK*
                                                                            -------------
                                                                                                    CASH
                                                                          HIGH         LOW       DIVIDENDS*
                                                                          ----         ---       ----------
FISCAL 1999
First Quarter...................................................           $35.13      $24.75    $  .0425
Second Quarter..................................................            43.25       23.34       .0425
Third Quarter...................................................            47.75       38.38       .0425
Fourth Quarter .................................................            51.50       41.88       .0500

FISCAL 2000
First Quarter...................................................           $56.50      $38.25    $  .0500
Second Quarter..................................................            51.44       37.25       .0500
Third Quarter...................................................            55.88       38.13       .0500
Fourth Quarter..................................................            54.31       41.13       .0500

FISCAL 2001
First Quarter...................................................           $49.75      $34.25    $  .0500
Second Quarter..................................................            47.25       33.75       .0500
Third Quarter (through March 22, 2001)..........................            44.00       33.18       .0500

--------------
* Adjusted to reflect the two-for-one stock split on our common stock that we declared and paid in the fourth quarter of fiscal 1999.
--------------


         We expect to continue the payment of cash dividends in the future, but there can be no assurance that the Board of Directors will continue to declare dividends.

         As of March 22, 2001, there were approximately 3,871 record holders of Class A common stock and 14 record holders of Class B common stock.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


         The following information has been derived from our consolidated financial statements as of and for the six-month periods ended December 31, 2000 and 1999 and as of and for each of the years in the five-year period ended June 30, 2000. You should read this information along with our consolidated financial statements and the related notes incorporated in this prospectus by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this prospectus. See "Incorporation of Documents by Reference." The results of interim periods are not necessarily indicative of results that may be expected for the full year.

                                     SIX MONTHS ENDED
                                       DECEMBER 31,                            YEAR ENDED JUNE 30,
                                   --------------------     ---------------------------------------------------------
                                     2000         1999        2000        1999        1998       1997         1996
                                     ----         ----        ----        ----        ----       ----         ----
                                        (UNAUDITED)
                                                          (IN MILLIONS EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net sales....................      $2,469.3     $2,328.8     $4,366.8    $3,961.5    $3,618.0   $3,381.6    $3,194.5
Gross profit.................       1,928.0      1,793.9      3,394.7     3,061.6     2,798.5    2,616.5     2,463.5
Operating income.............         356.8        322.6        515.8       456.9       409.1      359.1       310.3
Earnings before income taxes
  and minority interest......         347.4        312.0        498.7       440.2       402.8      362.9       313.0
Net earnings.................         219.7(a)     196.5        314.1       272.9       236.8      197.6       160.4
Preferred stock dividends....          11.7         11.7         23.4        23.4        23.4       23.4        57.5
Net earnings attributable to
  common stock...............         208.0        184.8        290.7       249.5       213.4      174.2       102.9
CASH FLOW DATA:
Net cash flows provided by
  operating activities........    $   235.7    $   244.9    $   442.5   $   352.3   $   258.2  $   253.1   $   172.0
Net cash flows used for investing
  activities..................    $   (94.4)      (199.8)      (374.3)     (200.3)     (577.2)    (130.7)      (74.5)
Net cash flows (used for)
  provided by activities              (34.8)       (45.3)       (87.9)      (73.2)      345.2     (116.8)     (113.4)
OTHER DATA:
Earnings before interest, taxes,
  depreciation and amortization
  (EBITDA)(b)................     $   437.6    $   392.9    $   662.6   $   574.2   $   506.6  $   435.1   $   369.1
PER SHARE DATA:
Net earnings per common
  share(d):
  Basic......................     $    .87(a)  $    .78     $   1.22    $   1.05   $    .90    $    .74    $    .59(c)
  Diluted....................     $    .86(a)  $    .76     $   1.20    $   1.03   $    .89    $    .73    $    .59(c)
Weighted average common
  shares outstanding(d):
  Basic......................         238.2        237.5        237.7       237.0       236.8      235.4       232.6(c)
  Diluted....................         242.2        242.4        242.5       241.2       239.5      237.1       233.2(c)
Cash dividends declared per
  common share(d)............     $    .10     $    .10     $    .20    $   .1775   $    .17   $    .17    $    .085


                                             AT                                 AT JUNE 30
                                        DECEMBER 31,     ----------------------------------------------------------
                                            2000           2000        1999        1998         1997         1996
                                        ------------       ----        ----        ----         ----         ----
                                        (UNAUDITED)
                                                                       (IN MILLIONS)
BALANCE SHEET DATA:
Working capital...................      $   883.7       $   716.7   $   708.0   $   617.2   $   551.6     $   467.5
Total assets......................        3,245.2         3,043.3     2,746.7     2,512.8     1,873.1       1,779.4
Total debt........................          421.2           425.4       429.1       436.5        31.1         127.5
Redeemable preferred stock........          360.0           360.0       360.0       360.0       360.0         360.0
Stockholders' equity..............        1,328.5         1,160.3       924.5       696.4       547.7         394.2

----------
(a) Net earnings for the six months ended December 31, 2000 include a one-time charge of $2.2 million, after tax, or $.01 per common share, attributable to the cumulative effect of adopting Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities".

(b) EBITDA is an additional measure of operating performance used by management. EBITDA, like operating income, does not include the effects of interest and taxes and additionally excludes the "non-cash" effects of depreciation and amortization on current earnings. While the components of EBITDA may vary from company to company, we exclude minority interest adjustments, all depreciation charges related to property, plant and equipment and all amortization charges including amortization of goodwill, purchased royalty rights (fully amortized in November 2000), leasehold improvements and other intangible assets. While we consider EBITDA useful in analyzing our operating results it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with generally accepted accounting principles.

(c) Due to the change in the capital structure effected by our recapitalization in connection with our initial public offering in fiscal 1996, net earnings per common share and weighted average common shares outstanding for the year ended June 30, 1996 are reflected on a pro forma basis as if the recapitalization had been effected at the beginning of the fiscal year.

(d) On April 26, 1999, the Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding common stock. The stock dividend was paid on June 2, 1999 to all holders of record of shares of our common stock at the close of business on May 10, 1999. All share and per share data presented in this prospectus has been restated to reflect the stock split.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
---------------------

         We manufacture, market and sell skin care, makeup, fragrance and hair care products which are distributed in over 120 countries and territories. The following is a comparative summary of our operating results for the six month periods ended December 31, 2000 and 1999 and the fiscal years ended June 30, 2000, 1999 and 1998. Sales of products and services that do not meet our definition of skin care, makeup, fragrance or hair care have been included in the "other" category. Prior-year information has been restated to include the results of operations related to those products and services.

                                                      SIX MONTHS ENDED
                                                        DECEMBER 31                      YEAR ENDED JUNE 30
                                                     ------------------          -------------------------------
                                                     2000          1999          2000         1999          1998
                                                     ----          ----          ----         ----          ----
                                                 (UNAUDITED)
                                                                            (IN MILLIONS)
NET SALES
   BY REGION:
       The Americas.............................  $   1,530.2  $   1,432.3   $   2,658.8    $2,397.9    $   2,204.7
       Europe, the Middle East & Africa.........        622.0        607.4       1,131.0     1,082.4          960.8
       Asia/Pacific.............................        317.1        289.1         577.0       481.2          452.5
                                                  -----------  -----------   -----------    --------    -----------
                                                  $   2,469.3  $   2,328.8   $   4,366.8    $3,961.5    $   3,618.0
                                                  ===========  ===========   ===========    ========    ===========

   BY PRODUCT CATEGORY:
       Skin Care................................  $     818.4  $     743.2   $   1,552.4    $1,398.8    $   1,248.3
       Makeup...................................        851.8        777.1       1,579.5     1,412.8        1,317.7
       Fragrance................................        696.7        741.1       1,092.3     1,048.6          987.6
       Hair Care................................         88.6         52.9         113.9        82.4           52.4
       Other....................................         13.8         14.5          28.7        18.9           12.0
                                                  -----------  -----------   -----------    --------    -----------
                                                  $   2,469.3  $   2,328.8   $   4,366.8    $3,961.5    $   3,618.0
                                                  ===========  ===========   ===========    ========    ===========

OPERATING INCOME
   BY REGION:
       The Americas.............................  $     217.5  $     199.9   $     287.9    $  265.0    $     248.0
       Europe, the Middle East & Africa.........        103.8         87.4         168.9       145.5          131.3
       Asia/Pacific.............................         35.5         35.3          59.0        46.4           29.8
                                                  -----------  -----------   -----------    --------    -----------
                                                  $     356.8  $     322.6   $     515.8    $  456.9    $     409.1
                                                  ===========  ===========   ===========    ========    ===========
   BY PRODUCT CATEGORY:
       Skin Care................................  $     152.3  $     127.9   $     240.5    $  205.9    $     174.3
       Makeup...................................        118.4         95.2         181.8       158.2          151.8
       Fragrance................................         78.6         93.0          80.6        79.7           75.5
       Hair Care................................          6.4          6.8          12.4        11.4            8.0
       Other....................................          1.1         (0.3)          0.5         1.7           (0.5)
                                                  -----------  -----------   -----------    --------    -----------
                                                  $     356.8  $     322.6   $     515.8    $  456.9    $     409.1
                                                  ===========  ===========   ===========    ========    ===========

         The following table presents certain consolidated earnings data as a percentage of net sales:

                                                         SIX MONTHS ENDED
                                                            DECEMBER 31                YEAR ENDED JUNE 30
                                                         ----------------        -----------------------------
                                                         2000        1999        2000         1999        1998
                                                         ----        ----        ----         ----        ----
Net sales.........................................       100.0%      100.0%      100.0%       100.0%      100.0%
Cost of sales.....................................        21.9        23.0        22.3         22.7        22.7
                                                         ------      ------      ------       ------      ------
Gross profit......................................        78.1        77.0        77.7         77.3        77.3
                                                         ------      ------      ------       ------      ------
Operating expenses before depreciation
  and amortization:
   Selling, general and administrative............        59.8        59.4        61.7         62.0        62.4
   Related party royalties........................         0.6         0.7         0.8          0.8         0.9
                                                         ------      ------      ------       ------      ------
                                                          60.4        60.1        62.5         62.8        63.3
                                                         ------      ------      ------       ------      ------
Earnings before interest, taxes, depreciation and
  amortization (EBITDA)...........................        17.7        16.9        15.2         14.5        14.0
Depreciation and amortization.....................         3.2         3.0         3.4          3.0         2.7
                                                         ------      ------      ------       ------      ------
Operating income..................................        14.5        13.9        11.8         11.5        11.3
Interest expense, net.............................         0.4         0.5         0.4          0.4         0.2
                                                         ------      ------      ------       ------      ------
Earnings before income taxes and minority
  interest........................................        14.1        13.4        11.4         11.1        11.1
Provision for income taxes........................         5.1         5.0         4.2          4.2         4.5
Minority interest, net of tax.....................          -           -           -            -         (0.1)
                                                         ------      ------      ------       ------      ------
Net earnings before accounting change.............         9.0         8.4         7.2          6.9         6.5
Cumulative effect of a change in accounting
  principle, net of tax...........................        (0.1)         -           -            -           -
                                                         ------      ------      ------       ------      ------
Net earnings......................................         8.9%        8.4%        7.2%         6.9%        6.5%
                                                         =====       =====       =====        =====       =====

SIX MONTHS FISCAL 2001 AS COMPARED WITH SIX MONTHS FISCAL 2000

NET SALES

         Net sales increased 6% or $140.5 million to $2,469.3 million for the six months ended December 31, 2000 as compared with the prior-year period. Excluding the impact of foreign currency translation, net sales increased 10%. Growth on a reported basis reflects a strong U.S. dollar relative to the prior-year period's exchange rates in virtually all markets in which we do business. The increase was due to growth in our skin care, makeup and hair care product categories and growth from our newer brands partially offset by a decline in fragrance net sales.

         PRODUCT CATEGORIES

         SKIN CARE. Net sales of skin care products increased 10% or $75.2 million to $818.4 million. The skin care category increase is primarily attributable to recently launched products such as Idealist, Anti-Gravity Firming Lift Cream, Body Power and Have a Nice Day. The Asia/Pacific region provided double-digit growth with the success of popular whitening products such as Active White and White Light Brightening System, which continue to be well received. We have added a number of products to the Ginger Bath and Body Collection, which has helped maintain excitement about the products and resulted in increased sales. The Clinique Body Line rollout in the European and Asia/Pacific markets has also contributed to an increase in net sales.

         MAKEUP. Makeup net sales increased 10% or $74.7 million to $851.8 million supported by new and existing products and increased sales of Mo Ao C products. New launches of High Impact Eye Shadow, Equalizer and Luxe Makeup have contributed to the growth in this category. Recently launched products such as Go Pout Lipcolor, ColorOptions and Skin Clarifying Makeup also contributed to the increase in makeup sales. In addition, established products such as the Futurist line and Sheer Powder Blusher added to increased sales.

         FRAGRANCE. Net sales of fragrance products decreased 6% or $44.4 million to $696.7 million. The recent launches of Intuition and Ginger Essence contributed positively to growth and partially offset lower sales in the fragrance category. The rollout of DKNY for women also contributed to growth in the category. The decrease in net sales is attributable to lower sales of Tommy Hilfiger licensed products, as well as softness of the fragrance business in the United States this holiday season. Results for the prior-year period include the international rollout of Freedom for him, Freedom for her and Clinique Happy for Men, which creates a difficult comparison to the current year.

         HAIR CARE. Net sales of hair care products increased 67% or $35.7 million to $88.6 million. The increase in hair care sales is attributable to strong sales of Aveda products such as Custom Control and Sap Moss Shampoo and new Company-owned retail stores. The Clinique Simple Hair Care System, acquired distributors, as well as sales of products and services offered by Bumble and bumble, in which we acquired a controlling majority interest in June 2000, also benefited the category.

         The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

         GEOGRAPHIC REGIONS

         Sales in the Americas increased 7% or $97.9 million to $1,530.2 million for the six months ended December 31, 2000 as compared with the prior-year period. This increase was driven by sales in the skin care, makeup and hair care categories, the success of new and recently launched products and the growth of our newer brands. In Europe, the Middle East & Africa, net sales increased 2% or $14.6 million to $622.0 million compared with the prior-year period. The increase was primarily the result of higher net sales in the United Kingdom, the travel retail and distributor businesses and the addition of Jo Malone (acquired in October 1999). These increases were offset by decreased sales in Germany, Italy, South Africa and France. Excluding the impact of foreign currency translation, sales in Europe, the Middle East & Africa increased 15% reflecting growth in all countries in the region. Net sales in Asia/Pacific increased 10% or $28.0 million to $317.1 million primarily due to higher net sales in Korea, Taiwan, Hong Kong and Thailand partially offset by lower sales in Japan, which remains a difficult market. Excluding the impact of foreign currency translation, all countries in the Asia/Pacific region contributed to 14% growth over the prior-year period.

         We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

         Cost of sales as a percentage of total net sales decreased to 21.9% from 23.0%, reflecting changes in distribution and product mix, as well as the impact of our manufacturing and sourcing initiatives. Changes in distribution include the rollout of our own retail stores and the acquisition of certain distributor operations, both of which contributed to higher gross margins. In addition, the synergies achieved by incorporating our recently acquired businesses in our manufacturing and sourcing initiatives had a favorable impact on gross margins.

OPERATING EXPENSES

         Operating expenses increased to 63.6% of net sales as compared with 63.1% of net sales in the prior-year period. This change primarily relates to the increased cost of our retail store operations, including start-up costs, and Internet operations, which have higher operating cost structures than our traditional distribution channels, and also reflects additional fixed costs associated with these distribution methods. Additionally, depreciation and amortization charges have increased compared to the prior-year period, reflecting increased goodwill amortization from acquisitions and depreciation related to capital investments partially offset by the conclusion of amortization related to purchased royalty rights. Operating expenses of the period are subject to the type and timing of advertising and promotional spending due to product launches and rollouts as well as incremental advertising in select markets.

OPERATING INCOME

         Operating income increased 11% or $34.2 million to $356.8 million as compared to the prior-year period. Operating margins were 14.5% of net sales in the current period as compared to 13.9% in the prior-year period. The increase in operating income and margins was due to higher net sales and gross profit margins due to manufacturing efficiencies achieved and changes in distribution and product mix. This was partially offset by increased spending related to retail store expansion, increased costs to implement our Internet strategy and higher depreciation and amortization expenses.

         PRODUCT CATEGORIES
         Operating income in the makeup and skin care categories increased 24% and 19%, respectively, primarily due to increased net sales and a reduction in the cost of goods sold. Operating income in the fragrance category decreased 15%, reflecting continued advertising and promotional spending in a difficult fragrance business and tough comparisons to a strong prior-year period. Operating income in the hair care category decreased 6%, primarily due to increased costs related to changes in distribution and investments in the hair care category.

         GEOGRAPHIC REGIONS
         Operating income in the Americas increased 9% or $17.6 million to $217.5 million for the six months ended December 31, 2000 as compared with the prior-year period, primarily due to net sales increases related to new and recently launched products and the inclusion of Bumble and bumble partially offset by a decline in fragrance net sales. In Europe, the Middle East & Africa, operating income increased 19% or $16.4 million to $103.8 million primarily due to improved operating results in the United Kingdom, the travel retail and distributor businesses and Germany, partially offset by lower operating income in South Africa and France. In Asia/Pacific, operating income increased 1% or $0.2 million to $35.5 million due to slightly higher results in most markets offset by lower income in Japan.

INTEREST EXPENSE, NET

         Net interest expense was $9.4 million for the six months ended December 31, 2000 as compared to $10.6 million in the prior-year period. As a result of an increase in available working capital during the period, we have higher interest income on invested funds and lower interest expense related to reduced short-term borrowings.

PROVISION FOR INCOME TAXES

         The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate for income taxes for the six months ended December 31, 2000 was 36% compared with 37% in the prior-year period. These rates reflect the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. The decrease in the effective income tax rate was principally attributable to ongoing tax-planning initiatives. Our expected effective tax rate for the full fiscal year is 36%.

EBITDA

         Earnings before interest, taxes, depreciation and amortization ("EBITDA") is an additional measure of operating performance used by management. EBITDA, like operating income, does not include the effects of interest and taxes and additionally excludes the "non-cash" effects of depreciation and amortization on current earnings. While the components of EBITDA may vary from company to company, we exclude minority interest adjustments, all depreciation charges related to property, plant and equipment and all amortization charges including amortization of goodwill, purchased royalty rights (fully amortized in November 2000), leasehold improvements and other intangible assets. These components of operating income do not necessarily result in a capital requirement in the current period, and, in the opinion of management, many of the underlying assets, both tangible and intangible, create value by supporting the global recognition of brand names and product innovation and by consistently producing quality products for our customers and consumers. While we consider EBITDA useful in analyzing our operating results, it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with generally accepted accounting principles.

         EBITDA increased 11% to $437.6 million or 17.7% of net sales as compared to $392.9 million or 16.9% of net sales in the prior-year period. The improvement in EBITDA is primarily attributable to sales growth and gross margin improvements.

FISCAL 2000 AS COMPARED WITH FISCAL 1999

NET SALES

         Net sales increased 10% or $405.3 million to $4,366.8 million, reflecting improvements in each product category and each geographic region. We achieved double-digit growth in net sales of our makeup products, both domestically and abroad, on the strength of new and existing products, expanded distribution of MoAoC products and the addition of Stila. Improvements in sales of skin care products primarily relate to new products targeting diverse groups of consumers. Growth of hair care sales was fueled by new product introductions and changes in our lines of distribution. Before considering the effect of converting foreign currencies, total net sales grew 11%, with double-digit contributions from each region.

         PRODUCT CATEGORIES

         SKIN CARE. Skin care product sales increased 11% or $153.6 million to $1,552.4 million, partially reflecting our ability to capitalize on the success of Resilience Lift by rolling it out internationally and our introduction of a complementary product, Resilience Lift Eye Creme. Initial shipments of Idealist Skin Refinisher as well as sales of other new products, such as Body Clinique, Clinique Acne Solutions and Spotlight Skin Tone Perfector, contributed to improvements in the category, as did a line of Origins brand ginger-based products, including Ginger Souffle and Ginger Body Wash. Sales of certain existing products, such as those in the Clinique 3-Step Skin Care System, were consistently strong, while others such as Diminish and Turnaround Cream were lower.

         MAKEUP. Our net sales of makeup products increased 12% or $166.7 million to $1,579.5 million supported by new and existing products, the addition of Stila and increased sales of MoAoC products. Sales growth of our MoAoC lines has been achieved through growth in existing business and expansion of both traditional and retail distribution. New products such as the recently launched *magic by Prescriptives, City Stick and Longstemmed Lashes contributed to improvements in the category, as did existing products such as Long Last Lipstick and Liquid Lipstick. Our makeup business also benefited from the domestic launch of Go Pout Lipstick and the rollout of Superfit Makeup and Pure Color Lipstick internationally. Improvements were partially offset by lower sales of Indelible Lipstick and Smudgesicles.

         FRAGRANCE. Net sales of fragrance products increased 4% or $43.7 million to $1,092.3 million. For the year, sales of Tommy Hilfiger licensed products improved. Sales of the recently launched Freedom for him and Freedom for her outpaced decreased sales of existing Tommy Hilfiger fragrances. DKNY for women was launched domestically and Donna Karan Cashmere Mist was rolled out internationally. Both of these products have added to growth in the category. In its second full fiscal year, sales of Clinique Happy continued to improve and during fiscal 2000 we completed the master brand with the launch of Clinique Happy for Men. Dazzling Gold and Dazzling Silver, which were rolled out in the prior year, caused difficult comparisons for the fragrance category this year.

         HAIR CARE. Sales of hair care products increased 38% or $31.5 million to $113.9 million primarily due to Aveda, driven by an increase in the number of company-owned retail stores, the successful introduction of new products and the effect of the acquisitions of third-party distributors. In June 2000, we acquired a majority interest in Bumble and bumble. Bumble and bumble offers an array of prestige styling and other hair care products, which are sold to exclusive salons and spas.

         GEOGRAPHIC REGIONS

         Sales in the Americas increased 11% or $260.9 million to $2,658.8 million. This increase was driven by sales of new and existing products across all categories and growth in our newer brands. In Europe, the Middle East & Africa, net sales increased 4% or $48.6 million to $1,131.0 million. The increase was primarily the result of higher net sales in Spain, Italy, France and the travel retail business, partially offset by lower sales in Germany. Also contributing to regional sales growth were sales by Jo Malone, which was acquired in October 1999. Excluding the impact of foreign currency translation, sales in Europe, the Middle East & Africa increased 12%. Net sales in Asia/Pacific increased 20% or $95.8 million to $577.0 million, reflecting increases in all regions, particularly Japan, Korea, Taiwan and Australia.

Excluding the impact of foreign currency translation, Asia/Pacific sales grew 10% over the prior-year period.

COST OF SALES

         Cost of sales increased $72.2 million or 8% to $972.1 million from $899.9 million last year. Cost of sales as a percentage of total net sales decreased 40 basis points to 22.3% from 22.7%, reflecting changes in product distribution, as well as the impact of our production and sourcing initiatives. Changes in product distribution include the rollout of our own retail stores and the acquisition of certain distributor operations both of which contributed to higher gross margins. In addition, our cost of sales reduction program had a favorable impact on gross margins of products offered by our newer acquisitions.

OPERATING EXPENSES

         Total operating expenses increased to 65.9% of net sales as compared with 65.8% of net sales in the prior year. This change primarily relates to increased costs of new/modified channels of distribution, which have higher operating cost structures than our traditional channels, as well as higher depreciation and amortization. Operating expenses are subject to the timing of advertising and promotional spending due to product launches and rollouts as well as incremental advertising in select markets.

OPERATING INCOME

         Operating income increased 13% or $58.9 million to $515.8 million as compared with 12% growth to $456.9 million last year. Operating margins were 11.8% of net sales in the current period as compared to 11.5%. The increase in operating income and margins was due to higher net sales coupled with production efficiencies achieved and changes in distribution, partially offset by planned increases in selling, general and administrative spending related to businesses acquired and new/modified channels of distribution.

         PRODUCT CATEGORIES
         Operating income increased in the skin care, makeup and hair care categories by 17%, 15% and 9%, respectively, primarily due to sales growth. Fragrance operating income increased 1% as strong sales increases in the early portion of the year gave way to softer sales in the latter half, while planned advertising and promotional spending was relatively constant throughout the year. The advertising and promotion for fragrance indirectly supports other categories by generating increased traffic at points of sale.

         GEOGRAPHIC REGIONS
         Operating income in the Americas increased 9% or $22.9 million to $287.9 million primarily due to increases in skin care product sales, as well as the inclusion of operating results from recent acquisitions. In Europe, the Middle East & Africa, operating income increased 16% or $23.4 million to $168.9 million reflecting improved operating results in Spain, Italy and the travel retail business. In Asia/Pacific, operating income increased 27% or $12.6 million to $59.0 million due to improved results in Taiwan, Japan, Korea and Australia.

INTEREST EXPENSE, NET

         Net interest expense was $17.1 million and $16.7 million for the years ended June 30, 2000 and 1999, respectively. This net increase reflects lower interest income from investments, related to lower average cash balances, partially offset by lower interest expense resulting from our management of interest rates and short-term borrowings.

PROVISION FOR INCOME TAXES

         The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate for income taxes for fiscal 2000 was 37% compared with 38% in the prior year. These rates are higher than the statutory federal tax rate due to the effect of state and local taxes, higher tax rates in certain foreign jurisdictions and certain nondeductible expenses. The decrease in the effective income tax rate is principally attributable to tax planning initiatives and reduction of certain local market statutory tax rates.

EBITDA

         EBITDA increased 15% to $662.6 million or 15.2% of net sales as compared to $574.2 million or 14.5% of net sales last year. The improvement in EBITDA is primarily attributable to improvements in gross profit related to sales growth and production efficiencies achieved.

FISCAL 1999 AS COMPARED WITH FISCAL 1998

NET SALES

         Net sales increased in all product categories and all geographic segments resulting in an increase in fiscal 1999 net sales of 9% to $3,961.5 million. Hair care and makeup benefited from a full year of sales of Aveda and jane products. New skin care products were well received, driving growth in that category. Internationally, the Europe, Middle East & Africa region contributed a 13% increase in net sales over the prior year. Foreign currency translation did not significantly impact net sales.

         PRODUCT CATEGORIES

         SKIN CARE. Skin Care sales increased 12% to $1,398.8 million, reflecting the launch of Stop Signs and Resilience Lift and a full year of sales of Diminish internationally. In addition to these increases, Clinique All About Eyes contributed to the category's year over year improvement. The overall increase was partially offset by lower net sales of Fruition Extra.

         MAKEUP. Net sales of makeup products increased 7% to $1,412.8 million due in part to the inclusion of a full year of sales of Aveda and jane products. The fiscal 1999 launch of Quickliner for Eyes, Superfit Makeup and Sheer Powder Blusher increased sales, and Two-In-One Eyeshadow, DoubleWear and Photochrome experienced continued success. These increases were partially offset by lower sales of Superlast Cream Lipstick, which was successfully launched in fiscal 1998.

         FRAGRANCE. Fragrance sales increased 6% to $1,048.6 million. The increase was primarily attributable to the worldwide success of Clinique Happy and the fiscal 1999 introduction of Dazzling Gold and Dazzling Silver. The rollout of Hilfiger Athletics and "tommy girl" into remaining international markets contributed to higher fragrance sales, offset in part by lower sales of "tommy".

         HAIR CARE. Net sales of hair care products increased $30.0 million or 57%, to $82.4 million. This increase primarily reflected the inclusion of Aveda products for a full year.

         GEOGRAPHIC REGIONS

         Sales in the Americas were $2,397.9 million representing a 9% increase. The region benefited from the inclusion of a full year of sales of Aveda and jane products as well as strong sales from new skin care products. Net sales in Europe, the Middle East & Africa increased 13% to $1,082.4 million, with double-digit sales increases in the skin care and fragrance categories. Net sales in Spain, the United Kingdom, Italy, Germany, France, Belgium and the distributor and travel retail businesses all increased as we introduced new products and rolled out products that were previously not available in the region. In Asia/Pacific, net sales increased 6% to $481.2 million, primarily due to higher net sales in Japan, Korea and Thailand, offset by slightly lower sales in Australia and Hong Kong. Currency translation did not have a material impact on any of these geographic segments.

COST OF SALES

         Cost of sales as a percent of net sales was 22.7% in each of the last two years, reflecting the integration of Aveda and jane products, which have higher product cost structures than our other brands, offset by continued cost reduction efforts and a shift in product mix for our core brands.

OPERATING EXPENSES

         Operating expenses as a percent of net sales decreased to 65.8% in fiscal 1999 from 66.0% in fiscal 1998. The decrease was the result of productivity gains in advertising and promotional spending and other cost controls, partially offset by a full year of goodwill amortization and incremental spending related to our Year 2000 remediation program. Shifts in product mix and the timing and type of new product introductions affect our level of selling, advertising and promotional spending. In addition to these market influences, our ratio of operating expenses to net sales benefited from the integration of favorable operating cost structures of acquired companies.

OPERATING INCOME

         Operating income increased 12% to $456.9 million and operating margins increased to 11.5% in fiscal 1999 from 11.3% in fiscal 1998. These increases were achieved by maintaining our gross profit margins and controlling certain operating expenses so they increased at a lower rate than net sales.

         PRODUCT CATEGORIES
         Operating income in the skin care category increased 18% to $205.9 million due primarily to the launches of Stop Signs and Resilience Lift. Skin care products, which are primarily marketed under our core brand names, typically have lower cost of goods than our other products. Operating income for makeup increased 4% to $158.2 million as a result of higher sales from new product introductions, including Quickliner for Eyes, Superfit Makeup and Sheer

Powder Blusher. Operating income for fragrance products was $79.7 million, an increase of $4.2 million or 6%. This increase was primarily attributable to increased sales from the introduction of Dazzling Gold and Dazzling Silver and the continued success of Clinique Happy. Operating income from fragrances as a percent of net sales is typically lower than other product segments as fragrance products generally have a higher cost of goods and are often supported by higher advertising and promotional spending. The higher advertising and promotion for fragrance indirectly supports other categories by generating increased traffic at points of sale. Operating income from the hair care category increased 43% to $11.4 million primarily due to the inclusion of Aveda products for a full year.

         GEOGRAPHIC REGIONS
         Operating income in the Americas increased 7% to $265.0 million primarily due to increased sales in the skin care and makeup segments, as well as a full year of operating profits from Aveda. In Europe, the Middle East & Africa, operating income increased 11% to $145.5 million as a result of a strong travel retail business and better operating results in Spain, Germany, Italy and Belgium, partially offset by lower results in the United Kingdom. In Asia/Pacific, operating income increased $16.6 million, or 56%, to $46.4 million due to increased sales and the implementation of planned operating expense efficiencies in Japan, Australia, Taiwan and Thailand.

INTEREST EXPENSE, NET

         Net interest expense increased $10.4 million to $16.7 million as borrowings related to fiscal 1998 business acquisitions were outstanding for the full year.

PROVISION FOR INCOME TAXES

         The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate for income taxes for fiscal 1999 was 38% compared to 40% in the prior-year period. These rates are higher than the statutory federal tax rate due to the effect of state and local taxes, higher tax rates in certain foreign jurisdictions and certain nondeductible expenses. The decrease in the effective income tax rate was principally attributable to tax planning initiatives and the tax effect of foreign operations.

EBITDA

         EBITDA increased by $67.6 million to $574.2 million, or 14.5%, of net sales, as compared to $506.6 million, or 14.0%, of net sales, in fiscal 1998. This improvement was primarily attributable to higher net sales and operating expense efficiencies achieved.

FINANCIAL CONDITION
-------------------

LIQUIDITY AND CAPITAL RESOURCES

         Our principal sources of funds historically have been cash flows from operations and borrowings under commercial paper and committed and uncommitted credit lines provided by banks in the United States and abroad. At December 31, 2000, we had cash and cash equivalents of $424.0 million as compared to $320.3 million at June 30, 2000.

         We have a $750.0 million commercial paper program, under which we have issued, and intend to issue, commercial paper in the United States. Our commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. Our long-term credit ratings are A+ by Standard & Poor's and A1 by Moody's. At December 31, 2000, we had $205.0 million of commercial paper outstanding and a $200.0 million term loan outstanding which is due in February 2005. Commercial paper is classified as long-term debt in our balance sheet based upon our intent and ability to refinance maturing commercial paper on a long-term basis. We also have an effective shelf registration statement covering the potential issuance of up to $400.0 million in debt securities. It is our policy to maintain backup facilities to support our commercial paper program, and its classification as long-term debt. As of December 31, 2000, we had an unused $400.0 million revolving credit facility. We expect to renew or replace this facility before it expires on July 1, 2001.

         Our business is seasonal in nature and, accordingly, our working capital needs vary. To meet these needs, we could issue up to an additional $545.0 million of commercial paper under our program. We also have $30.8 million in uncommitted facilities. No borrowings were outstanding under these facilities as of December 31, 2000.

         Total debt as a percentage of total capitalization was 20% at December 31, 2000 and 22% at June 30, 2000.

         Net cash provided by operating activities was $235.7 million in the six months ended December 31, 2000 as compared to $244.9 million in the prior-year period. This decrease in net cash provided by operating activities primarily reflects a smaller increase in accrual balances, which are subject to the type and timing of various expenditures, including advertising and promotional activities, partially offset by increased profits before depreciation and amortization. Net cash used for investing activities was $94.4 million in the six months ended December 31, 2000 as compared to $199.8 million in the prior-year period primarily reflecting fewer acquisitions. Net cash used for financing activities of $34.8 million principally reflects the payment of dividends.

         In September 1998, our Board of Directors authorized a share repurchase program. We have purchased, and may continue to purchase, over an unspecified period of time, a total of up to eight million shares of Class A common stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. Since inception, we have purchased approximately
1.1 million shares under this program.

         Capital expenditures amounted to $87.9 million, $76.5 million, $180.9 million, $117.9 million and $120.6 million in the six-month periods ended December 31, 2000 and 1999, and in fiscal 2000, 1999 and 1998, respectively. Spending in all periods primarily reflects the continued upgrade of manufacturing equipment, dies and molds, new store openings, store improvements, counter construction and information technology advancements, as well as incremental capital spending by acquired companies. Fiscal 1998 spending included costs related to the construction of the Lachen distribution center and the purchase of a facility in Blaine, Minnesota.

         Dividends declared were $35.5 million, $35.4 million, $70.9 million, $65.4 million and $63.6 million in the six-month periods ended December 31, 2000 and 1999, and in fiscal 2000, 1999 and 1998, respectively. The Board of Directors increased the quarterly dividend rate from $.0425 per share of common stock to $.05 per share, effective with the dividend paid in July 1999. For the six-month periods ended December 31, 2000 and 1999 and in fiscal 2000, 1999 and

1998, dividends declared on our common stock totaled $23.8 million, $23.7 million, $47.5 million, $42.0 million and $40.2 million, respectively. On February 14, 2001, the Board of Directors declared a quarterly dividend of $.05 per share on our common stock, payable on April 3, 2001 to stockholders of record at the close of business on March 16, 2001.

         The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to increase selling prices sufficiently to offset cost increases, which have been moderate.

         We believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations and capital expenditures on both a near-term and long-term basis.

DERIVATIVE FINANCIAL INSTRUMENTS

         We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts and foreign currency options to reduce the effects of fluctuating foreign currency exchange rates. We enter into interest rate swaps and options to manage the effects of interest rate movements on our aggregate liability portfolio. We categorize these instruments as entered into for purposes other than trading.

         For each derivative contract we enter into, we formally document the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, then we will be required to discontinue hedge accounting prospectively.

FOREIGN EXCHANGE RISK MANAGEMENT

         We enter into forward exchange contracts to hedge purchases, receivables and payables denominated in foreign currencies for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on our costs and on the cash flows which we receive from foreign subsidiaries. Almost all foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. We also enter into foreign currency options to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The forward exchange contracts and foreign currency options have been designated as cash-flow hedges. As of December 31, 2000, these cash-flow hedges have been highly effective.

         As a matter of policy, we only enter into contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. We do not have significant exposure to any one counterparty. Our exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of loss is remote and in any event would not be material. The contracts have varying maturities with none exceeding 24 months. Costs associated with entering into such contracts have not been material to our financial results. We do not utilize derivative financial instruments for trading or speculative purposes. At December 31, 2000, we had foreign currency contracts in the form of forward exchange contracts and purchased currency options in the amount of $85.5 million and $27.1 million, respectively. The foreign currencies included in these contracts (notional value stated in U.S. dollars) are principally the Japanese yen ($32.4 million), U.K. pound ($13.2 million), Euro ($10.2 million), Danish krone ($7.6 million), Australian dollar ($6.9 million), Swiss franc ($6.4 million) and Swedish krona ($6.3 million).

INTEREST RATE RISK MANAGEMENT

         We have entered into interest rate swaps to exchange floating rate for fixed rate interest payments periodically over the life of the agreements. In addition, we have purchased interest rate options that offer similar interest rate protection. The interest rate swaps and options have been designated as cash-flow hedges and have been highly effective as of December 31, 2000. At December 31, 2000, we had interest rate swap and option agreements outstanding with a notional principal amount of $67.0 million and $133.0 million, respectively. Our interest rate swap carried a weighted average pay rate of 6.14% and a receive rate of 6.34%. The interest rate option agreements carried a weighted average pay rate of 6.14% and a receive rate of 6.47%.

MARKET RISK

         Using the value-at-risk model, as discussed in our annual report on Form 10-K for the fiscal year ended June 30, 2000, our average value-at-risk, calculated for the twelve month period ending December 31, 2000, is $3.2 million and $3.0 million related to our foreign exchange contracts and interest rate contracts, respectively. There have been no significant changes in market risk since June 30, 2000 that would have a material effect on our calculated value-at-risk exposure, as disclosed in the annual report on Form 10-K for the year ended June 30, 2000.

ACCOUNTING STANDARDS

         Effective July 1, 2000, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position measured at fair value.

         In accordance with the provisions of SFAS No. 133, as amended, we recorded a non-cash charge to earnings of $2.2 million, after tax, to reflect the change in time-value from the date of the contracts' inception through the date of transition (July 1, 2000). This charge is reflected as the cumulative effect of a change in accounting principle in the accompanying consolidated statements of earnings. Additionally, on the date of transition, a comparable amount of deferred unrealized gains on these instruments was recorded in accumulated other comprehensive income which we expect to accrete into earnings over the remaining life of the debt instruments (through February 2005).

         The Emerging Issues Task Force ("EITF") has reached consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives". This consensus addresses when sales incentives and discounts should be recognized, as well as where the related revenues and expenses should be classified in a registrant's financial statements. Currently, the cost of merchandise used in our gift-with-purchase and purchase-with-purchase activities, as well as any related revenues, are reported net as operating expenses in the accompanying consolidated statements of earnings. Upon adoption, revenues generated by these promotional activities will be classified in sales resulting in an increase of approximately 1.0% to 2.0%. The cost of promotional merchandise will be reclassified into cost of goods. Although operating income remains unchanged, gross margins will decrease by approximately 5.0% to 6.0% offset by a decrease in operating expenses. Due to variations in our launch calendar and the timing of promotions, we anticipate greater fluctuations in our gross margins on a quarter-by-quarter basis. Issue No. 00-14 will become effective in our fiscal fourth quarter and will be applied retroactively for purposes of comparability.

INTERNET

         Our strategic goals for the Internet are to enhance our brand equities, to reach new consumers, to forge deeper relationships with existing consumers and to strengthen our business through our traditional retailers. The strategy includes a planned launch of a multi-brand website offering products from our portfolio, specially designed sites which will be available through the e-commerce sites of retailers who meet specific requirements and individual sites for our brands. We currently have nine individual brand websites that educate and inform consumers about specific brands, with more in development. Five of the existing sites - esteelauder.com, clinique.com, origins.com, bobbibrown.com and maccosmetics.com - have e-commerce capabilities. We are currently re-developing the gloss.com multi-brand site we acquired in May 2000 and expect to re-launch it this fall. Initially, the site will feature Estee Lauder, Clinique, Prescriptives, Origins, Bobbi Brown essentials, Mo Ao C and Stila products. The site also will feature products from Chanel, Inc. and Clarins (U.S.A.) Inc. which became co-venturers in gloss.com in August 2000. Our Internet sales, which were not significant during the six months ended December 31, 2000, are currently limited to consumers in the United States and Canada. The impact of our overall Internet strategy on earnings is expected to be initially dilutive, particularly as we re-develop the multi-brand site. We expect our Internet business to become profitable some time after the re-launch of gloss.com.

EURO CONVERSION

         Under the direction of the European Economic and Monetary Union (EMU), a single currency (the "Euro") will replace the national currencies of most of the European countries in which we conduct business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999, with the participating national currencies to be removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coinage. During the "transition period" from January 1, 1999 through December 31, 2001, public and private entities, as well as individuals, may pay for goods and services using either checks, drafts, or wire transfers denominated in Euros or the participating country's national currency.

         Under the regulations governing the transition to a single currency, there is a "no compulsion, no prohibition" rule which states that no one is obliged to use the Euro until the notes and coinage have been introduced on January 1, 2002. In keeping with this rule, we were Euro "compliant" (able to receive Euro denominated payments and able to invoice in Euros as requested) as of January 1, 1999 in the affected countries. Full conversion of all affected country operations to the Euro is expected to be completed by the time national currencies are removed from circulation. Phased conversion to the Euro is currently underway and the effects on revenues, costs and various business strategies continue to be assessed. The cost of software and business process conversion is not expected to be material.

RECENT DEVELOPMENTS - CERTAIN FORECASTS

         On March 15, 2001, we issued a press release in which we stated, among other things, that based on our business plans and current economic conditions and subject to the uncertainties described below under "Forward-Looking Information," management estimates that we can achieve the following results for our fiscal 2001 third quarter and full year.

         We expect that our net sales for the fiscal 2001 third quarter will grow between 8% and 9% on a constant currency basis versus last fiscal year's third quarter. The increase in third quarter net sales in constant currency is expected to be led by double-digit growth in Europe, the Middle East & Africa and Asia/Pacific regions, while sales growth in the Americas is expected to be in the low to mid-single digits. We continue to be cautious that current U.S. economic conditions are creating softer retail sell-through and may affect our results for the second half of the fiscal year. In product categories, we expect double-digit growth in hair care sales, off of a smaller base, followed by strong growth in makeup and skin care, while fragrance sales will likely be consistent with the prior-year period. The adverse effect of exchange rates in Europe and Asia could temper reported sales growth by two and a half to three and a half percentage points. We expect to achieve diluted earnings per share for the fiscal 2001 third quarter of between $.23 and $.25.

         For the full 2001 fiscal year, we expect sales to increase along our historical growth pattern of 8% to 10% in constant currency. In uncertain economic environments, we may invest more aggressively to maintain sales momentum. Given our continued cautious outlook for the remainder of the fiscal year, we estimate that we will achieve diluted earnings per share for the full fiscal 2001, before the cumulative effect of a change in accounting principle, of between $1.32 and $1.35.

         See "Forward-Looking Information."

FORWARD-LOOKING INFORMATION

         We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this and other filings with the Securities and Exchange Commission (including the statements contained in this prospectus under the caption "Recent Developments - Certain Forecasts), in our press releases and in our reports to stockholders. The words and phrases "will likely result," "expect," "believe," "planned," "will," "will continue," "is anticipated," "estimates," "projects" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, new methods of sale and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure that actual results will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

         (i) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

         (ii) our ability to develop, produce and market new products on which future operating results may depend;

         (iii) consolidations and restructurings in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors and ownership of competitors by our customers that are retailers;

         (iv) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

         (v) social, political and economic risks to our foreign manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

         (vi) changes in the laws, regulations and policies, including changes in accounting standards, that affect, or will affect, us in the United States and abroad;

         (vii) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we sell our products and our foreign competitors sell their products in the same market and our operating and manufacturing costs outside of the United States;

         (viii) changes in global or localized economic conditions that could affect consumer purchasing and the cost and availability of capital, which we may need for new equipment, facilities or acquisitions;

         (ix) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to consolidations in our manufacturing operations, now manufacture nearly all of our supply of a particular type of product (i.e., focus factories);

         (x) real estate rates and availability, which may affect our ability to increase the number of retail locations at which we sell our products;

         (xi) changes in product mix to products which are less profitable;

         (xii) our ability to develop e-commerce capabilities, and other new information and distribution technologies on a timely basis and within our cost estimates; and,

         (xiii) our ability to integrate acquired businesses and realize value therefrom.

         We assume no responsibility to update forward-looking statements made in this prospectus or otherwise.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information for the selling stockholders identified below with respect to that selling stockholder's beneficial ownership of Class A common stock and Class B common stock and the percentage of total voting power represented by those shares. No estimate can be given as to the amount of our common stock that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of their shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.


                                                               COMMON STOCK BENEFICIALLY OWNED
                                              -------------------------------------------------------------------
                                                                                                PERCENTAGE
                                                                                                 OF TOTAL
NAME OF SELLING STOCKHOLDER                         CLASS A                CLASS B             VOTING POWER
---------------------------                         -------                -------             ------------
Ronald S. Lauder(1)                                  10,833,662           45,561,544               37.0
Jewish Renaissance Foundation(2)                        153,257               -                     *
The Ronald S. Lauder Foundation(3)                       36,457               -                     *
Neue Galerie New York(4)                                230,000               -                     *


------------------

*    means less than 0.1%

(1) Includes shares owned beneficially or deemed to be owned beneficially by Ronald S. Lauder as follows: 2,710,959 shares of Class A common stock and 29,522,356 shares of Class B common stock directly and with respect to which he has sole voting and investment power; 3,182 shares of Class A common stock and 3,182 shares of Class B common stock as sole trustee of a trust for the benefit of his children and with respect to which he has sole voting and investment power; 7,370,561 shares of Class A common stock and 12,189,852 shares of Class B common stock as co-trustee of The Estee Lauder 1994 Trust with respect to which he shares voting power with Leonard A. Lauder, as co-trustee, and investment power with Leonard A. Lauder and Ira
     T. Wender, as co-trustees; 15,384 shares of Class A common stock and 3,846,154 shares of Class B common stock as an individual general partner of a limited partnership and as co-trustee of a trust (the "RSL Trust"), which is a general partner of the same limited partnership, and with respect to which he shares voting power with Leonard A. Lauder, who also is an individual general partner of the limited partnership and co-trustee of a trust (the "LAL Trust"), which is a general partner of the limited partnership, and investment power with Leonard A. Lauder, as an individual general partner of the limited partnership and as co-trustee of the LAL Trust, Richard D. Parsons and Ira T. Wender, as co-trustees of the RSL Trust, and Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of the LAL Trust; 313,862 shares of Class A common stock as a director of The Lauder Foundation and with respect to which he shares voting and investment power; 36,457 shares of Class A common stock as a Director of The Ronald S. Lauder Foundation with respect which he shares voting and investment power; 153,257 shares of Class A common stock as a Director of the Jewish Renaissance Foundation with respect to which he shares voting and investment power, and 230,000 shares of Class A common stock as a director of Neue Galerie New York and with respect to which he shares voting and investment power. Ronald S. Lauder disclaims beneficial ownership of the shares of Class A common stock and Class B common stock owned by trusts for the benefit of one or more of his children, The Lauder Foundation, The Ronald S. Lauder Foundation, the Jewish Renaissance Foundation and Neue Galerie New York. Ronald S. Lauder borrowed shares of Class A common stock from certain Family Controlled Trusts (as defined below) and Leonard A. Lauder, which he sold in the Company's initial public offering. Ronald S. Lauder is obligated to repay the outstanding loans, which in the aggregate are in respect of 7,394,986 shares of Class A common stock, by delivering to the lending Family Controlled Trusts and Leonard A. Lauder shares equal in number to the borrowed shares. This obligation is secured by pledges of 1,000,000 shares of Class A common stock and 6,394,986 shares of Class B common stock owned by Ronald S. Lauder as to which he has sole voting power and shares investment power with the respective pledgees. Ronald S. Lauder also has options with respect to 1,300,000 shares of Class A common stock granted to him pursuant to his prior employment agreement none of which are included in this table. Of these, options to purchase 550,002 shares of Class A common stock are presently exercisable. The term "Family Controlled Trust" includes certain trusts existing on November 16, 1995 and trusts the primary beneficiaries of which are Mrs. Estee Lauder, Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations provided that if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Mrs. Lauder and/or Lauder Descendants. The term "Lauder Descendants" means each descendant of Mrs. Lauder.

(2) Ronald S. Lauder is a director of the Jewish Renaissance Foundation and shares investment and voting power as to the shares owned by the Jewish Renaissance Foundation. Mr. Lauder disclaims beneficial ownership of all such shares owned by the Jewish Renaissance Foundation.

(3) Ronald S. Lauder is a director of The Ronald S. Lauder Foundation and shares investment and voting power as to the shares owned by The Ronald S. Lauder Foundation. Mr. Lauder disclaims beneficial ownership of all such shares owned by The Ronald S. Lauder Foundation.

(4) Ronald S. Lauder is a director of Neue Galerie New York and shares investment and voting power as to the shares owned by Neue Galerie New York. Mr. Lauder disclaims beneficial ownership of all such shares owned by Neue Galerie New York.

------------------

         The prospectus supplement relating to any shares of Class A common stock offered by the selling stockholders will set forth the number of shares of Class A common stock being offered in the offering by each selling stockholder and the number of shares and the percentage of our common stock to be beneficially owned by each selling stockholder upon completion of the offering.

                              PLAN OF DISTRIBUTION

         The selling stockholders may from time to time sell all or a portion of the shares of Class A common stock covered by this prospectus to J.P. Morgan Securities Inc. and other designated underwriters or dealers, in negotiated transactions directly with purchasers, or through agents. If the selling stockholders sell shares to J.P. Morgan and other designated underwriters, the shares may be acquired by the underwriters for their own accounts and resold from time to time at fixed prices or at varying prices determined at the time of sale.

         The names of J.P. Morgan Securities Inc. and other designated underwriters, as well as other important information, will be set forth in a prospectus supplement. The discounts and commissions that the selling stockholders will allow or pay to the underwriters and the discounts and commissions that the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplement. We may indemnify any brokers, underwriters, dealers or agents against certain liabilities, including liabilities under the Securities Act.

         In effecting sales, brokers or dealers engaged by the selling stockholders or the purchasers of the shares of Class A common stock may arrange for other brokers or dealers to participate in the sales process. The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of shares by the selling stockholders and any commissions or discounts given to any broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act.

         Any underwriters, brokers, dealers and agents who participate in any sale of the shares offered by this prospectus may also engage in transactions with, or perform services for the selling stockholders or their affiliates or us in the ordinary course of business.

         Any underwriters, brokers or dealers who participate in the offering may engage in the following activities in accordance with applicable securities rules:

         - Over-allotments involving sales in excess of the offering size, creating a short position. Any underwriters, brokers or dealers may elect to reduce a short position by exercising some or all of any over-allotment option.

         - Stabilizing and short covering purchases. Stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

         - Penalty bids. Penalty bids permit any representatives to reclaim concessions from a syndicate member for the shares purchased in stabilizing or short covering transactions.

         The above-mentioned activities, which may be commenced and discontinued at any time, may be effected on the NYSE, in the over-the-counter market or otherwise. Also, prior to the pricing of the shares, and until such time when a stabilizing bid may have been made, some of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

         The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., is a lender to The Estee Lauder Companies Inc. and Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., is a lender to The Estee Lauder Companies Inc. and certain Lauder family members.

                                  LEGAL MATTERS

         The validity of the shares of Class A common stock being offered in this prospectus will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York (members of which own approximately 60,000 shares of Class A common stock).

                                     EXPERTS

         The financial statements and schedule incorporated by reference in this prospectus that are contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

=============================================================         =======================================================
     No dealer, salesperson or other person is authorized
to give any information or to represent anything not
contained in this prospectus.  You must not rely on any                                 10,000,000 Shares
unauthorized information or representations.  This
prospectus is an offer to sell only the securities offered                               THE ESTEE LAUDER
hereby, but only under circumstances and in jurisdictions                                 COMPANIES INC.
where it is lawful to do so.  The information contained in
this prospectus is current only as of its date.
                                                                                       Class A Common Stock


                        -----------


                                                                                           ------------
                     TABLE OF CONTENTS

                                                                                              [LOGO]
                                                    Page
                                                    ----

About This Prospectus..............................   2                                    ------------

Where You Can Find More Information................   2

Incorporation of Documents by Reference............   2

The Estee Lauder Companies Inc.....................   4

Use of Proceeds....................................   8

Price Range of Class A Common Stock and
   Dividends.......................................   8

Selected Consolidated Financial
   Information.....................................   9

Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations......................................  11

Selling Stockholders...............................  28

Plan of Distribution...............................  30

Legal Matters......................................  31

Experts............................................  31


=============================================================         =======================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than the underwriting discount. All amounts, except the SEC registration fees and the National Association of Securities Dealers, Inc. ("NASD") filing fee, are estimated. All amounts will be paid by the selling stockholders identified in the Prospectus and not by the Registrant.

                 SEC registration fee..............................  $  95,375
                 NASD filing fee...................................     30,500
                 Printing, engraving and postage fees..............    170,000
                 Legal fees and expenses...........................     75,000
                 Accounting fees and expenses......................     50,000
                 Miscellaneous.....................................     20,000
                                                                     ---------
                        Total                                        $ 440,875
                                                                     =========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Generally, Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify any person made a party to an action by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

         Our By-Laws provide for indemnification of our directors and officers to the fullest extent permitted by law.

         Section 102(b)(7) of the GCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. Our Certificate of Incorporation provides for such limitation to the full extent permitted under Delaware law.

         Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which we may not indemnify them.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number             Exhibit Description
--------------             -------------------

      *1                   Form of Underwriting Agreement.

      3.1 Form of Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (No. 33-97180), as filed with the SEC on November 13, 1995).

      3.2 Certificate of Amendment to Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the SEC on January 27, 2000).

      3.3 Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the SEC on January 27, 2000).

      *5 Opinion of Weil, Gotshal & Manges LLP with respect to the legality of the Class A Common Stock.

    *23.1                  Consent of Arthur Andersen LLP.

    *23.2 Consent of Weil, Gotshal & Manges LLP (included in the Opinion filed as Exhibit 5).

      24 Power of Attorney (included on signature page to this Registration Statement).

------------------------
*Filed herewith.


ITEM 17.  UNDERTAKINGS.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      To include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on this 23rd day of March, 2001.

                                 THE ESTEE LAUDER COMPANIES INC.


                                 By:   /s/ Richard W. Kunes
                                       ------------------------------------
                                       Name:   Richard W. Kunes
                                       Title:  Senior Vice President and Chief
                                               Financial Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard A. Lauder, Ronald S. Lauder, Fred
H. Langhammer, Paul E. Konney and Richard W. Kunes, or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, could lawfully do or cause to be done by virtue hereof.


             SIGNATURE                                   TITLE                                DATE
             ---------                                   -----                                ----
/s/ Fred H. Langhammer                         President and Chief Executive             March 23, 2001
------------------------------------           Officer and a Director (Principal
         Fred H. Langhammer                    Executive Officer)

/s/ Leonard A. Lauder                          Chairman of the Board of Directors        March 23, 2001
------------------------------------
         Leonard A. Lauder

/s/ Ronald S. Lauder                           Director                                  March 23, 2001
------------------------------------
          Ronald S. Lauder

/s/ William P. Lauder                          Director                                  March 23, 2001
------------------------------------
         William P. Lauder

/s/ Lynn Forester                              Director                                  March 23, 2001
------------------------------------
           Lynn Forester


                                      II-4

/s/ Richard D. Parsons                         Director                                  March 23, 2001
------------------------------------
         Richard D. Parsons

/s/ Marshall Rose                              Director                                  March 23, 2001
------------------------------------
           Marshall Rose

/s/ Faye Wattleton                             Director                                  March 23, 2001
------------------------------------
           Faye Wattleton

/s/ Richard W. Kunes                           Senior Vice President and Chief           March 23, 2001
------------------------------------           Financial Officer (Principal
          Richard W. Kunes                     Financial and Accounting Officer)


                                  EXHIBIT INDEX

Exhibit Number             Exhibit Description
--------------             -------------------

      *1                   Form of Underwriting Agreement.

      3.1 Form of Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (No. 33-97180), as filed with the SEC on November 13, 1995).

      3.2 Certificate of Amendment to Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the SEC on January 27, 2000).

      3.3 Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the SEC on January 27, 2000).

      *5 Opinion of Weil, Gotshal & Manges LLP with respect to the legality of the Class A Common Stock.

    *23.1                  Consent of Arthur Andersen LLP.

    *23.2 Consent of Weil, Gotshal & Manges LLP (included in the Opinion filed as Exhibit 5).

      24 Power of Attorney (included on signature page to this Registration Statement).

------------------------
*    Filed herewith.